PRIMERO TO DELIST FROM THE NYSE;
SHARES CONTINUE TO TRADE ON THE TORONTO STOCK EXCHANGE

Toronto, Ontario, August 14, 2017 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today announces that it has received formal notification from the New York Stock Exchange (“NYSE”) of its intention to initiate delisting procedures of the Company’s common shares.

The NYSE has determined that the Company is no longer suitable for listing based on “abnormally low” price levels, pursuant to Section 802.01D of the Listed Company Manual. Primero will not seek an appeal to the NYSE’s decision. The NYSE will file Form 25 (Notification of Removal from Listing and/or Registration Under Section 12(b) of the Securities Exchange Act of 1934) with the U.S. Securities and Exchange Commission ("SEC").

The Company's common shares trade on the Toronto Stock Exchange (“TSX”) under symbol “P”.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Director, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com